UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No. 7 and Amendment No. 9)*


                         QUESTCOR PHARMACEUTICALS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232808105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph J. Giunta, Esq.
-------------------------------------------------------------------------------
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                             Los Angeles, CA 90071
                                 (213) 687-5000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 15, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       1,756,781
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            9,402,890
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       1,756,782
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,051,990
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            9,402,890
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau International S.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Luxembourg
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            9,402,890
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica L.D.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Portugal
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            759,493
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Aptafin S.p.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,051,990
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Portugal
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                -----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          13,565,553
          EACH                  -----------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            100,000
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    13,565,553
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.49%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
-------------------------------------------------------------------------------

                              Amendment No. 7 and
                               Amendment No. 9 to
                           Statement on Schedule 13D

         This Amendment No. 7 (the "Amendment No. 7") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 9 (the "Amendment No. 9" and, together with the Amendment No. 7, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante
Schedule 13D, the "Schedule 13Ds"), as amended, relating to the shares of Common Stock. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 7 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 9 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Aptafin S.p.A., an Italian corporation ("Aptafin"), Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA, a Portuguese corporation ("Chaumiere"), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Aptafin, Chaumiere, Defiante and Sigma Tau, the "Reporting Persons").

Item 2.  Identity and Background.
         -----------------------

         Item 2 of the Schedule 13Ds are hereby amended to add the following:

         The business address of Chaumiere is Avenida da Republica, 32, 4.(0) Esquerdo, 1050-193 Lisboa, Portugal. Mr. P. Cavazza owns, directly and indirectly, 100% of the capital stock of Aptafin and Aptafin owns, directly and indirectly, 100% of the capital stock of Chaumiere, which is a company whose principal assets consist of equity interests in various entities mainly in the pharmaceutical industry.

         The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Sigma-Tau, Sigma Tau International, Defiante, Aptafin and Chaumiere are set forth in Schedule A hereto. Neither the Reporting Persons nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 of the Schedule 13Ds are hereby amended to add the following:

         On April 6, 2005, Aptafin used its working capital to purchase of 100,000 shares of Common Stock for a purchase price of $0.71 per share.

         On April 13, 2005, Chaumiere used its working capital to purchase of 100,000 shares of Common Stock for a purchase price of $0.65 per share.

Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 of the Schedule 13Ds are hereby amended to add the following:

         The Reporting Persons originally acquired the shares reported herein to gain an equity investment interest in Questcor. The Reporting Persons acquired the shares described in Item 3 above upon their determination that the purchase price for the shares provided for an attractive investment. The Reporting Persons intend to evaluate on an ongoing basis Questcor's financial condition, business operations and prospects. Based on such evaluations and prevailing market conditions, the Reporting Persons will determine whether to acquire or sell shares of Common Stock, subject to compliance with Section 16(b) of the Act and the rules promulgated thereunder.

         None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Questcor.
         -----------------------------------

         Item 5 of the Schedule 13Ds are hereby amended as follows:

         The Reporting Persons, because they may be considered a "group" for purposes of Section 13(d)(3) of the Act (the "Group"), may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 1,756,781 shares of Common Stock directly owned by Mr. C. Cavazza, (ii) the 1,756,782 shares of Common Stock directly owned by Mr. P. Cavazza, (iii) the 8,643,397 shares of Common Stock directly owned by Sigma Tau International, (iv) the 759,493 shares of Common Stock directly owned by Defiante, (v) the 549,100 shares of Common Stock directly owned by Aptafin, and (vi) the 100,000 shares of Common Stock directly owned by Chaumiere. This represents beneficial ownership of an aggregate of 13,565,553 shares of Common Stock. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law.

(a) Percentage interest calculations for the Reporting Persons are based upon Questcor having 51,216,488 shares of Common Stock outstanding as of March 18, 2005 (the "Outstanding Shares"), as reported by the Issuer in the Issuer's Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005, which does not include 10,624,731 shares of Common Stock issuable upon the conversion of Questcor's Series B Preferred Stock (the "Preferred Stock"). The percentage interest calculation for the Voting Shares (as defined below) includes the present voting power of 10,624,731 shares of Common Stock issuable upon the conversion of the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock, resulting in the voting equivalence of 9,296,640 shares of Common Stock (the "Converted Shares"). Accordingly, the total number of voting shares, based on the sum of the Outstanding Shares and the Converted Shares, is 60,513,128 (the "Voting Shares").

                  Mr. C. Cavazza
                  --------------

                  Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Mr. P. Cavazza
                  --------------

                  Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Sigma Tau International
                  -----------------------

                  Pursuant to Rule 13d-3 of the Act, Sigma Tau International may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Sigma Tau
                  ---------

                  Pursuant to Rule 13d-3 of the Act, Sigma Tau may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Defiante
                  --------

                  Pursuant to Rule 13d-3 of the Act, Defiante may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Aptafin
                  -------

                  Pursuant to Rule 13d-3 of the Act, Aptafin may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Chaumiere
                  ---------

                  Pursuant to Rule 13d-3 of the Act, Chaumiere may be deemed to be the beneficial owner of 13,565,553 shares of Common Stock, which constitutes approximately 26.49% of the Outstanding Shares and 22.42% of the Voting Shares.

                  Except as set forth above, none of the Reporting Persons nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

         (b)      Mr. C. Cavazza
                  --------------

                  The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 1,756,781. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 9,402,890.

                  Mr. P. Cavazza
                  --------------

                  The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 1,756,782. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 10,051,990.

                  Sigma Tau International
                  -----------------------

                  The number of shares of Common Stock as to which Sigma Tau International has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Sigma Tau International has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to dispose or direct the disposition is 9,402,890.

                  Sigma Tau
                  ---------

                  The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 9,402,890.

                  Defiante
                  --------

                  The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 759,493.

                  Aptafin
                  -------

                  The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 10,051,990.

                  Chaumiere
                  ---------

                  The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 13,565,553. The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 100,000.

(c) On April 15, 2005, the 8% Convertible Debenture, dated March 15, 2002 and amended March 8, 2005 (as amended, the "Debenture"), issued by Questcor in favor of Defiante matured. Questcor has advised Defiante that the Debenture will be repaid in full. Prior to its maturity, the Debenture was convertible into 1,265,822 shares of Common Stock.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         EXHIBIT 1 - Joint Filing Agreement dated April 15, 2005 by and between the Reporting Persons.

         EXHIBIT 2 - Power of Attorney dated April 15, 2005 by Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA.

         EXHIBIT 3 - Power of Attorney dated April 8, 2003 by and between the Reporting Persons(1).


_______________

(1) Incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on May 9, 2003, relating to the shares of Common Stock.

Signatures
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  April 15, 2005

                                     CLAUDIO CAVAZZA


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Claudio Cavazza



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  April 15, 2005

                                     PAOLO CAVAZZA


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Paolo Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  April 15, 2005

                                     SIGMA-TAU FINANZIARIA SPA


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Sigma-Tau Finanziari SpA


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  April 15, 2005

                                     SIGMA-TAU INTERNATIONAL S.A.


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Sigma-Tau International S.A.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  April 15, 2005

                                     DEFIANTE FARMACEUTICA L.D.A.


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Defiante Farmaceutica L.D.A.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  April 15, 2005

                                     APTAFIN S.P.A.


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Aptafin S.p.A.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere Consultadoria e Servicos SA is true, complete and correct.

Dated:  April 15, 2005

                                     CHAUMIERE - CONSULTADORIA & SERVICOS SDC
                                     UNIPESSOAL LDA


                                     By: /s/ MAURIZIO TERENZI
                                         --------------------------------
                                         Maurizio Terenzi, Attorney-in-fact for
                                         Chaumiere Consultadoria e Servicos SA


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   Schedule A
                                   ----------


                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------

                           Sigma-Tau Finanziaria SpA
                           -------------------------


             NAME                        ADDRESS                        TITLE                     CITIZENSHIP
             ----                        -------                        -----                     -----------


       Claudio Cavazza                via Sudafrica,20,                 President                    Italian
                                      Rome Italy-00144

         Mario Artali                 via Sudafrica,20,              Vice President                  Italian
                                      Rome Italy-00144

       Antonio Nicolai                via Sudafrica,20,             Managing Director                Italian
                                      Rome Italy-00144

    Vittorio Ripa di Meana            via Sudafrica,20,                 Director                     Italian
                                      Rome Italy-00144

          Mauro Bove                  via Sudafrica,20,                 Director                     Italian
                                      Rome Italy-00144

        Piero Belletti                via Sudafrica,20,                 Director                     Italian
                                      Rome Italy-00144

         Emilio Plate                 via Sudafrica,20,              Vice President                  Italian
                                      Rome Italy-00144

       Maurizio Terenzi               via Sudafrica,20,                 Director                     Italian
                                      Rome Italy-00144

        Enrico Cavazza                via Sudafrica,20,                 Director                     Italian
                                      Rome Italy-00144


                                   Schedule A
                                   ----------


                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------


                          Sigma-Tau International S.A.
                          ----------------------------


           NAME                            ADDRESS                        TITLE                CITIZENSHIP
           ----                            -------                        -----                -----------


       Mario Artali                   via Sudafrica,20,                 President                Italian
                                      Rome Italy-00144

     Jean-Marc Leonard           18 Avenue De La Porte Neuve             Director               Luxembourg
                                      L-2227 Luxembourg

     Luca Checchinato            18 Avenue De La Porte Neuve             Director               Luxembourg
                                      L-2227 Luxembourg

      Antonio Nicolai                 via Sudafrica,20,                  Director                Italian
                                      Rome Italy-00144

        Mauro Bove                    via Sudafrica,20,                  Director                Italian
                                      Rome Italy-00144

      Gustave Stoffel            18 Avenue De La Porte Neuve             Director               Luxembourg
                                      L-2227 Luxembourg

      Dominique Audia            18 Avenue De La Porte Neuve             Director               Luxembourg
                                      L-2227 Luxembourg


                                   Schedule A
                                   ----------


                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------


                          Defiante Farmaceutica L.D.A.
                          ----------------------------


                  NAME                                     ADDRESS                         TITLE       CITIZENSHIP
                  ----                                     -------                         -----       -----------


        Antonio Nicolai                          via Sudafrica,20,                  Director        Italian
                                                  Rome Italy-00144

      Raffaele Sanguigni           Via Pontina Km. 30.400 - Pomezia (Rome) Italy    Director        Italian

Paulo Alexandre da Mota Viegas      Rua dos Ferreiros, 260 - Funchal - Madeira -    Director       Portuguese
                                                 Portugal 9000-082

 Pedro Moreira da Cruz Quintas      Rua dos Ferreiros, 260 - Funchal - Madeira -    Director       Portuguese
                                                 Portugal 9000-082

  Carla Emanuel Arruda Jardim       Rua dos Ferreiros, 260 - Funchal - Madeira -    Director       Portuguese
           Fernandes                             Portugal 9000-082


                                   Schedule A
                                   ----------


                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------


                                 Aptafin S.p.A.
                                 --------------


         NAME                        ADDRESS                      TITLE                CITIZENSHIP
         ----                        -------                      -----                -----------


   Cristina Cavazza           Viale Shakespeare, 47             President                Italian
                                Rome Italy-00144

    Piero Belletti              via Sudafrica,20,           Managing Director            Italian
                                Rome Italy-00144

   Antonio Nicolai              via Sudafrica,20,                Director                Italian
                                Rome Italy-00144

   Emanuela Cavazza           Viale Shakespeare 47               Director                Italian
                                Rome Italy-00144


                                   Schedule A
                                   ----------


                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------


            Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA
            -------------------------------------------------------


         NAME                           ADDRESS                      TITLE               CITIZENSHIP
         ----                           -------                      -----               -----------

   Roberto Carlos de         Avenida da Republica, 32, 4.(0)         Director             Portuguese
     Castro Abreu             Esquerdo, 1050-193 Lisboa,
                                       Portugal

 Joao Jose de Freitas        Avenida da Republica, 32, 4.(0)         Director             Portuguese
       Rodrigues              Esquerdo, 1050-193 Lisboa,
                                       Portugal


                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on the Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of April 15, 2005 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.


Dated:  April 15, 2005              CLAUDIO CAVAZZA


                                       By:  /s/ MAURIZIO TERENZI
                                            ------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Claudio Cavazza


Dated:  April 15, 2005              PAOLO CAVAZZA


                                       By:  /s/ MAURIZIO TERENZI
                                            ------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Paolo Cavazza


Dated:  April 15, 2005              SIGMA TAU FINANZIARIA SPA


                                       By:  /s/ MAURIZIO TERENZI
                                            -------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Sigma-Tau Finanziari SpA


Dated:  April 15, 2005              SIGMA TAU INTERNATIONAL S.A.


                                       By:  /s/ MAURIZIO TERENZI
                                            -------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Sigma-Tau International S.A.


Dated:  April 15, 2005              DEFIANTE FARMACEUTICA L.D.A.


                                       By:  /s/ MAURIZIO TERENZI
                                            -------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Defiante Farmaceutica L.D.A.


Dated:  April 15, 2005              APTAFIN S.P.A.


                                       By:  /s/ MAURIZIO TERENZI
                                            -------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Aptafin S.p.A.


Dated:  April 15, 2005              CHAUMIERE CONSULTADORIA E SERVICOS SA


                                       By:  /s/ MAURIZIO TERENZI
                                            -------------------------------
                                            Maurizio Terenzi, Attorney-in-fact
                                            for Chaumiere - Consultadoria &
                                            Servicos SDC Unipessoal LDA

                                                                      EXHIBIT 2

                               POWER OF ATTORNEY

         Each of the undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of Questcor Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of Questcor Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

         This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 15th day of April, 2005.


                      CHAUMIERE - CONSULTADORIA & SERVICOS
                               SDC UNIPESSOAL LDA


By:  /s/ ROBERTO CARLOS DE CASTRO ABREU
     -----------------------------------
     Name:    Roberto Carlos de Castro Abreu
     Title:   Directors